

March 16, 2015

Via E-mail
Mr. Song Lv, Chief Financial Officer
Sinocoking Coal and Coke Chemical Industries, Inc.
Kuanggong Road and Tiyu Road 10th Floor
Chengshi Xin Yong She, Tiyu Road, Xinhau District
Pingdingshan, Henan Province
People's Republic of China 467000

> **Re:** **Sinocoking Coal and Coke Chemical Industries, Inc.**
> **Form 10-K for the year ended June 30, 2014**
> **Filed September 29. 2014**
> **File No. 1-15931**

Dear Mr. Lv:

We have reviewed your response to our comment letter dated February 23, 2015 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Item 1. Business

Property, Plant and Equipment page 19

1.   A mineral reserve must be legally extractable pursuant to paragraph (a) (1) of Industry Guide 7. Based on your disclosure it does not appear that you have the legal right to mine the materials designated as mineral reserves. Please revise to remove the estimates of total in-place proven and probable reserves and recoverable reserves. If you wish, you may disclose these estimates as mineralized minerals. However, please be advised that any materials with a 333 classification should not be designated as mineralized materials. Our understanding is that the 333 classification is similar to an inferred resource category.

You may contact Mindy Hooker at 202-551-3732 or me at 202-551-3768 with any other questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief